Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

November 10, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-260226 and 811-05186_______

Dear Mr. Scott and Mr. Long:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the "Commission") on November 8, 2021. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on October 13, 2021, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST MFS Large-Cap Value Portfolio and the AST T. Rowe Price Large-Cap Value Portfolio (collectively, the Target Portfolio"), each a series of the Registrant, scheduled to be held on January 5, 2022.

Pursuant to Rule 473 under the 1933 Act, the Registrant amended the Registration Statement to delay its effective date. The Registrant respectfully requests that Registration Statement filed herewith be given expedited review declared effective as soon as reasonably practicable on such date as the Commission, acting pursuant to Section 8(a), may determine.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolios pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: In response to Question 5 of the Prospectus/Proxy Statement, please add disclosure if the Registrant expects that the Reorganization will have any significant tax implications on the Target Portfolio. Alternatively, please confirm that the Registrant does not expect that the Reorganization will have any significant tax implications on the Target Portfolio and add a cross reference to the applicable disclosure that is already included in the Prospectus/Proxy Statement.

Response: The Reorganization is expected to be tax-free for U.S. Federal Income tax purposes and as such, the Registrant does not expect that the Reorganization will have any significant tax implications on the Target Portfolio. The Registrant has added additional disclosure to Question 5 that provides a cross reference to the applicable disclosure that is included in the Prospectus/Proxy Statement.

Mr. Patrick Scott and Mr. Jeff Long

2.Comment: In response to Question 5, consider adding estimated costs of the Repositioning do not include brokerage costs associated with Repositioning.

Response: The Registrant respectfully declines to make the requested revision, as estimated brokerage and other transaction costs are already provided in multiple sections of the Prospectus/Proxy Statement.

3.Comment: In response to Question 7, please clarify who Prudential Annuities Distributors, Inc. or its affiliates is in Question 7 as this is the first reference to Prudential Annuities Distributors, Inc.

Response: Prudential Annuities Distributors, Inc. serves as the distributor for the shares of each Portfolio of the Registrant. The Registrant has revised the disclosure.

4.Comment: Please confirm that the transaction costs that will be paid by the transacting portfolio is expected to be approximately $190,000.

Response: The Registrant confirms that the expected amount is accurately disclosed.

5.Comment: Please confirm that the proxy card is included in the filing of the Prospectus/Proxy Statement and is appropriately drafted.

Response: The Registrant confirms that the form-of proxy card is included in the filing. With the exception of each Target Portfolio's name, the form-of proxy card has been appropriately completed.

Accounting Comments:

6.Comment: With regard to the fifth bullet in the "Dear Contract Owner" letter, please confirm that the estimated shareholder savings referenced reflect all of the Target Portfolios combined.

Response: The Registrant affirms the that the amount of assets referenced account for all Target Portfolios.

7.Comment: Since Form N-14 requires the presentation of current fees in the fee tables, please remove the Annual Portfolio Operating Expenses (as of December 31, 2020) and the Expense Examples (as of December 31, 2020).

Response: The Registrant confirms that references and data pertaining to December 31, 2020 have been removed from the Annual Portfolio Operating Expenses sections and the Expense Examples sections for each Target Portfolio Summary and the Combined Portfolio Summary.

8.Comment: As it pertains to the Annual Portfolio Operating Expenses, please supplementally explain why the Acquiring Portfolio's Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement show the amount of 0.83% as of December 31, 2020 and 0.82% as of June 30, 2021 when there is a waiver of 0.009% and an expense cap of 0.81%.

Response: The Registrant confirms that references and data pertaining to December 31, 2020 have been removed from the Annual Portfolio Operating Expenses section. As it pertains to the information as of June 30, 2021, while there is a waiver of 0.009% and an expense cap of 0.81%, the expense cap of 0.81% was not implemented until June 4, 2021. Prior to that period, the

Mr. Patrick Scott and Mr. Jeff Long

Acquiring Portfolio only had the wavier of 0.009% in effect. As a result and when calculating the annual portfolio operating expenses as of June 30, 2021, the Acquiring Portfolio's total amount resulted in 0.83%.

9.Comment: As it pertains to each Reorganization, please update the performance information consistent with Item 4 of Form N-1A. The Staff notes that the average annual total returns should reflect September 30, 2021 and December 31, 2020.

Response: The Registrant confirms that references and data pertaining to June 30, 2021 have been revised to reflect September 30, 2021 information. The Registrant also confirms that all data information for December 31, 2020 remains in the sections.

10.Comment: Similar to the fee table information, please remove references to December 31, 2020 from the capitalization tables. In addition, as it pertains to the capitalization tables for each Reorganization, please supplementally confirm that current asset levels (as of September 30, 2021) are not materially different from what was presented in the Proxy Statement (June 30, 2021). In the alternative, please update the capitalization tables to reflect information as of September 30, 2021.

Response: The Registrant confirms that references and data pertaining to December 31, 2020 have been removed from the capitalization tables. In addition, the Registrant confirms that references and data pertaining to June 30, 2021 in the capitalization tables have been revised to reflect September 30, 2021 information.

11.Comment: Please make sure that all hyperlinks properly link to the Annual Reports and the Semi- Annual Reports.

Response: The Registrant confirms the hyperlinks are properly linked the referenced Annual or Semi-Annual Reports.

12.Comment: Consistent with Regulation S-X 6-11(d), the Staff notes that the Proxy Statement must include Supplemental Financial Information. This Supplemental Financial Information should be disclosed in lieu of Pro-Forma financial information.

Response: The Registrant confirms that the Pro-Forma section has been removed and replaced with Supplemental Financial Information.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust